UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Puerto Rico Residents Tax-Free Fund VI, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745276105
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,144,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,144,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,144,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 19,256,879 shares of common stock outstanding as of September 1, 2022, as disclosed in the Issuer’s preliminary proxy statement (the “Issuer’s Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,217[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,217[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,179,217
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 34,809 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,144,408 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2	The percentages used herein are calculated based upon 19,256,879 shares of common stock outstanding as of September 1, 2022, as disclosed in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,966
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,966
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 36,966 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.

2	The percentages used herein are calculated based upon 19,256,879 shares of common stock outstanding as of September 1, 2022, as disclosed in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 6, 2021, as amended by the Amendment No. 1 filed on October 13, 2021, Amendment No. 2 filed on January 31, 2022, Amendment No. 3 filed on February 23, 2022, Amendment No. 4 filed on April 14, 2022, Amendment No. 5 filed on April 28, 2022, Amendment No. 6 filed on June 7, 2022 and Amendment No. 7 filed on September 15, 2022 (collectively, the “Schedule 13D”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On September 30, 2022, Ocean Capital filed its definitive proxy statement and accompanying BLUE proxy card with the SEC in connection with its solicitation of proxies for the 2022 Annual Meeting. Ocean Capital, Mr. Hawk and the 2022 Nominees will seek shareholder support for (i) the election of the 2022 Nominees to the Board, (ii) Ocean Capital’s proposal to repeal any provision of, or amendment to, the Issuer’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to September 23, 2021, (iii) Ocean Capital’s proposal to amend the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and (iv) Ocean Capital’s proposal to amend the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to shareholders. With respect to the 2022 Annual Meeting, Ocean Capital, Mr. Hawk and the 2022 Nominees are asking shareholders to vote on their BLUE proxy card “FOR ALL” of the 2022 Nominees, “FOR” the repeal of any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to September 23, 2021, “FOR” the amendment of the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and “FOR” the amendment of the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to the shareholders.

The foregoing description of Ocean Capital’s proposals for the 2022 Annual Meeting is qualified in its entirety by the description of each proposal in Ocean Capital’s definitive proxy statement filed on September 30, 2022, as may be amended or supplemented from time to time.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2022

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan